UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

UTi Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G87210103

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

April 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210103 13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,273,214

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,273,214

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,273,214

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103 13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,338,626

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,338,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,626

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103 13D

1	Name of Reporting Person P2 Capital Master Fund V, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-1641384

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,579,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,579,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.5%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103 13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,225,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,225,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,903

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103 13D

1	Name of Reporting Person. P2 Capital Master Fund VIII, LLC I.R.S. Identification No. of Above Person (Entities Only). 46-1113608

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,129,185

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,129,185

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,129,185

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103 13D

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,273,214

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,273,214

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,273,214

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed October 18, 2012 (as amended by Amendment No. 1 thereto, filed December 11, 2012, and Amendment No. 2 thereto, filed April 5, 2013), by and on behalf of P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund V, L.P., a Delaware limited partnership (“Master Fund V”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund VIII, LLC, a Delaware limited liability company (“Master Fund VIII”, together with Master Fund I, Master Fund V and Master Fund VI, the “Funds”), P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”) and Claus Moller, a citizen of Denmark (all the preceding persons are the “Reporting Persons”).  Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced by the following:

The source of funds for the purchase of Shares reported on herein was cash on hand and the general working capital of the respective purchasers, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Securities positions which may be held in the margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

As of April 22, 2013, Master Fund I had invested $18,807,976 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund V had invested $24,212,442 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VI had invested $31,480,642 (excluding brokerage commissions) in the Shares of the Issuer and Master Fund VIII had invested $84,726,224 (excluding brokerage commissions) in the Shares of the Issuer.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and replaced by the following:

The Reporting Persons acquired their beneficial ownership of the Shares in order to obtain a significant equity position in the Issuer.  Consistent with their investment purpose, the Reporting Persons have had or may in the future have discussions with management, members of the board of directors of the Issuer (the “Board”) and other shareholders and may make suggestions and give advice to the Issuer regarding measures and changes that would maximize shareholder value.  Such discussions and advice may concern the Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Persons deem relevant to their investment in the Issuer.

The Manager has entered into a Letter Agreement, dated April 22, 2013, with the Issuer (the “Letter Agreement”).  The following description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Pursuant to the terms of the Letter Agreement, the Issuer has agreed, among other things, (i) to appoint Josh Paulson, an executive with the Manager, to the Board as a class “C” director with a term expiring in June 2015; (ii) to consider the appointment of Mr. Paulson to one or more committees of the Board by no later than the June 2013 meeting of the Board; (iii) that if, during the term of the Letter Agreement, Mr. Paulson is unable to serve as a director, resigns as a director or is removed as a director (other than as a result of any transaction or transactions that result in the Manager and its affiliates collectively beneficially owning less than 5% of the then outstanding Common Stock of the Issuer), the Manager will have the ability to recommend the managing member or a partner of the Manager or one of its affiliates to fill the resulting vacancy, subject to certain conditions; and (iv) to enter into a registration rights agreement with the Manager pursuant to which the Issuer will agree that, subject to certain limitations, the Manager shall have the right to require the Issuer (A) to register the resale by the Manager of the Shares beneficially owned by the Manager and its affiliates prior to the date of the Letter Agreement under the U.S. Securities Act of 1933 (the “Securities Act”), subject to certain conditions, and (B) to use commercially reasonable efforts to include such Shares in any registration of its Common Stock under the Securities Act (subject to customary exclusions) either for its own account or for the account of any of its shareholders.

Pursuant to the terms of the Letter Agreement, the Manager has agreed, among other things, (i) that if, at any time during Mr. Paulson’s term as a director of the Issuer, the Manager or any of its affiliates effects a transaction or transactions that result in the Manager and its affiliates collectively beneficially owning less than 5% of the then outstanding Common Stock of the Issuer, the Manager will cause Mr. Paulson to offer to resign from the Board; (ii) that the Manager and its affiliates will vote all voting securities that they are entitled to vote at the Issuer’s 2013 and 2014 annual meetings of the shareholders in favor of the election of each of the Board’s nominees and against any competing nominees and in accordance with the recommendation of the Board on any shareholder proposal; (iii) that, until the close of the 2014 shareholders meeting, neither the Manager nor its affiliates will (A) except as described above, seek election of, or seek to place, any person (other than a person approved by the Board) on the Board or seek the removal of any Board member, (B) initiate, propose or otherwise solicit shareholders for the approval of any shareholder proposals with respect to the Issuer or (C) disclose a plan or intention inconsistent with the foregoing; and (iv) that the Manager will be responsible for any breach of the foregoing agreements by any of its affiliates.

The Reporting Persons may at any time acquire additional Shares of the Issuer or dispose of any or all of their Shares in the open market or otherwise or engage in any hedging or similar transactions with respect to the Shares, depending on their ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities and/or other investment considerations.

Except as otherwise set forth above in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

Item 5 is hereby amended and replaced by the following:

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on April 22, 2013, Master Fund I beneficially owned an aggregate of 1,338,626 Shares, representing approximately 1.3% of the outstanding Shares, Master Fund V beneficially owned an aggregate of 1,579,500 Shares, representing approximately 1.5% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 2,225,903 Shares, representing approximately 2.1% of the outstanding Shares and Master Fund VIII beneficially owned an aggregate of 6,129,185 Shares, representing approximately 5.9% of the outstanding Shares.  As of the close of business on April 22, 2013, each of the Manager and Mr. Moller may be deemed to beneficially own 11,273,214 Shares of Common Stock, in the aggregate, which represented approximately 10.8% of the outstanding Shares.  All percentages set forth in this paragraph are based on 103,961,646 Shares of Common Stock outstanding (as of March 27, 2013), which number of Shares of Common Stock is based upon the Issuer’s Report on Form 10-K filed on April 1, 2013 for the fiscal year ended January 31, 2013.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially or directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  Each of the Funds disclaims beneficial ownership of the Shares held directly by any of the other Funds.

(c) Except as set forth above or in Schedule I hereto, no Reporting Person has effected any transaction in Shares since the date of the filing of the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and replaced by the following:

On April 22, 2013, the Manager and the Issuer entered into a Letter Agreement defined and described in Item 4 above and attached hereto as Exhibit 99.2.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit.

Exhibit 99.2: Letter Agreement between P2 Capital Partners, LLC and UTi Worldwide Inc., dated April 22, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2013

P2 CAPITAL MASTER FUND I, L.P.		P2 CAPITAL MASTER FUND V, L.P.

By:	P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
	as Investment Manager		as Investment Manager

By:	s/Claus Moller	By:	s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

P2 CAPITAL MASTER FUND VI, L.P.		P2 CAPITAL MASTER FUND VIII, LLC

By:	P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
	as Investment Manager		as Investment Manager

By:	s/Claus Moller	By:	s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

P2 CAPITAL PARTNERS, LLC		CLAUS MOLLER

By:	s/Claus Moller		s/ Claus Moller
Name: Claus Moller
Title: Managing Member

Schedule I

TRANSACTIONS SINCE THE LAST FILING BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares of the Issuer’s Common Stock effected by any of the Reporting Persons since the date of the filing of Amendment No. 2 to this Schedule 13D (including the date of such filing).  The transaction occurred on the open market and the reported price per share excludes brokerage commissions.

Shares Purchased/(Sold) by Manager on behalf of Master Fund VIII

Number of Shares Purchased/(Sold)	Price Per Share	Date
225,300	14.3747	4/5/2013